FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Francés” reports consolidated second quarter earnings for fiscal year 2011”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 10, 2011	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer

Buenos Aires, August 10, 2011 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated second quarter earnings for fiscal year 2011

Highlights

During the second quarter BBVA Francés maintains the main trends set up at the beginning of the year: recurring results, growth in all of its business’ lines and excellence in asset quality’ ratios.

•	BBVA Francés’ net income reached AR$ 197 million at the end of the second quarter of 2011, and totaled AR$ 392.5 million in the first six months of the year.

•

Net interest income from the private sector grew 12.0% in the second quarter, and 42.1% over the last twelve months. Such increase was based on the significant growth in funding to the most profitable segments: small and medium-sized companies and individuals.

•

Private sector loan portfolio increased by AR$ 2,035.9 million to AR$ 18,386.1 million, in the second quarter, representing a 12.5% increase compared to the first quarter and 57.5% in annualized terms. Maintaining the important pace of growth over the last quarters, following the expansion in consumption and the higher finances to companies. Such increase is consistent with the significant growth in recent quarters and is in line with the expansion of consumption.

•	BBVA Francés remains the leading bank in the Argentine financial system in terms of asset quality. As of June 30, 2011, the non-performing loan ratio reached 0.49% with a coverage ratio of 426.6%.

•

The bank’s total deposits increased 8.5% during the second quarter of 2011 and 29.9% in the last twelve months. As a result of the increase in sight accounts as well as in time deposits during both periods.

•

BBVA Francés maintained adequate levels of liquidity and solvency. As of June 30, 2011, liquid assets (cash and due from banks plus central bank instruments) represented 35.6% of the bank’s deposits. The capital ratio reached 14.7% of weighted risk assets

•	On June 10, 2011, all of the shares of Consolidar Compañia de Retiro S.A, sold by BBVA Francés and BBVA SA to Grupo Dolphin Holding S.A were transferred.

•

The Bank’s principal shareholder, the BBVA Group, obtained an outstanding result in the stress tests carried out by the European Banking Authority (EBA) standing out as the strongest and soundest bank among the large financial institutions in Europe.

Economic Environment

The Argentine economy continued to show strong growth during April and May 2011. On average, the Monthly Estimator of Economic Activity (EMAE) grew 1.8% compared to the first quarter of the year.

Inflation, as measured by the Greater Buenos Aires Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) increased 2.3% q/q (9.7% y/y) in the second quarter accumulating 4.6% during the first half of 2011.

The primary fiscal surplus of the national public sector was AR $6,047 million during the second quarter of 2011, an increase of 24.8% compared to the previous quarter. Total public sector revenues grew 18.5% q/q in 2Q11 while fiscal expenditures grew at a slightly lower rate of 18.1% q/q. Important taxes, such as VAT and Income tax were the main contributors to higher fiscal results, increasing 37% y/y and 33.1% y/y, respectively, in 2Q11; above Total Tax Revenues which increased 30.2% y/y in 2Q11. Transfers to the private sector continued to grow at a higher rate (41.4% y/y in 2Q11) while total fiscal spending (increased 35.0% y/y over the same period).

The accumulated trade balance in the second quarter of 2011 ended with a surplus of US$ 3.999 million, 123.7% higher than the first quarter of 2011, but 25.1% below the balance obtained in the second quarter of 2010.

The Argentine Central Bank (BCRA) intervention in the FX market was a net purchase of US$ 2,409 million during the second quarter of the year, and increase of 3.7% compared to 1Q11. The exchange rate (BCRA reference rate) closed at AR$ 4,111 per U.S. dollar on June 30, 2011, an increase of 1.4 % compared to March 31, 2011. The stock of international reserves increased by US$ 397 million during the second quarter, totaling at US$ 51,695 million at June, 30, 2011.

The Badlar rate at private banks averaged 11.28% in the last month of 2Q11, an increase of only 12 BP compared to the average of March 2011. The liquidity of the financial systems continued to be relatively high during the quarter, leading to a low volatility of the Badlar rate.

Total deposits in the financial system increased 6.7% on average in the second quarter of 2011 compared to the first quarter of 2011. Private sector deposits grew 7.8 % in the same period, slightly higher than the quarterly growth of 1Q11. While private sector loans showed a higher increase of 8.9% during the same period. Both private sector deposits and loans showed s small decrease in growth rate compared to their performance during the first quarter of 2011.

The Bank

BBVA Francés remains one of the leaders in the Argentine financial system, implementing its long-term strategic plan and adapting it to different market conditions.

The Bank develops its business model by placing the customer as the center of the relationship; through strategic guidance that allow it to maximize the benefit for both: Bank and client. To that end, the Bank constantly searches for closer relationships with its customers, in order to anticipate and be ready to satisfy their needs. Thus, BBVA Francés maintains it strategy, based on the continuous improvement of its distribution channels and products, in order to provide the best customer experience.

The Bank remains focused on growth in the retail and middle market segments by implementing commercial measures that allowed it to significantly expand significantly the volume of financing, while maintaining a strict risk policy, thus permitting it to retain the best asset quality ratio in the financial system.

BBVA Francés launched a new personal loans campaign, “Préstamos Simple” that seeks to convey the idea of a simple, easy and accessible product. In June, sales channels reached a record in the number of personal loans sold, duplicating the portfolio volume compared to the same month in 2010, wining 11 basis points in marker share in the quarter.

Given its strategic priority of continuous support to the productive sector, BBVA Francés re-launched new lines in loans and leasing lines with fixed and variable rates, for small and medium-size companies aimed at investment projects, working capital, and pre-financing of exports. The product was well received among its customers. Furthermore, with the goal of improving the quality of service to clients, the electronic banking Francés Net Cash was updated, adding greater information and access, better answers to frequently questions, new manuals and quick guides.

Presentation of Financial Information

•	Foreign currency balances as of June 30, 2010 have been translated into pesos at the reference exchange rate published by the BCRA. ($ 4.111/ US$).

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)

(in thousands of pesos except income per share, income per ADS and percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Net Financial Income	523,108	503,113	433,300	4.0%	20.7%
Provision for loan losses	8,621	(41,576)	(39,013)	-120.7%	-122.1%
Net income from services	343,160	303,827	249,349	12.9%	37.6%
Administrative expenses	(535,616)	(531,176)	(444,672)	0.8%	20.5%
Operating income	339,273	234,188	198,964	44.9%	70.5%
Income (Loss) from equity investments	38,459	38,820	16,293	-0.9%	136.0%
Income (Loss) from Minority interest	(4,358)	(3,776)	(3,546)	15.4%	22.9%
Other Income/Expenses	22,177	8,203	(16,931)	170.4%	-231.0%
Income tax and Minimum Presumed Tax	(198,547)	(81,953)	8,593	142.3%	-2410.6%
Net income for the period	197,004	195,482	203,373	0.8%	-3.1%
Net income per share (2)	0.37	0.36	0.38	0.8%	-3.1%
Net income per ADS (3)	1.10	1.09	1.14	0.8%	-3.1%

(1)	Exchange rate: 4111 Ps = 1 US$
(2)	Assumes 536,361,306 ordinary shares outstanding
(3)	Each ADS represents three ordinary shares

BBVA Francés total net income reached $ 197.0 million in the second quarter of 2011. There were no significant variations from both the previous quarter and the second quarter of 2010.

Net interest income grew 4.0% in the quarter and 20.7% in the last twelve months.

Non-recurring income from public bonds’ valuations in the analyzed quarters registered losses of similar quantity.

During the second quarter of 2011, the Bank’s allowances policy was modified, as a consequence of the periodic monitoring it makes of the loan portfolio behavior and the type of financings.

On June 30, 2011, net income from services maintained the upward trend of the last quarters, increasing 12.9% compared to the previous quarter and 37.6% compared to the second quarter of 2010.

Administrative expenses remained at similar level to those of the previous quarter; whereas they increased 20.5% compared with the same quarter a year ago.

Other/Income expenses registered an increase during the quarter mainly due to higher recovered credits.

Income tax, in the second quarter of 2011 reflected the fiscal impact of the sale of Consolidar Seguros de Retiro S.A; while the quarter ended June 30, 2010 included tax adjustments in the fiscal valuation of public bonds.

(in thousands of pesos except percentages)

	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Return on Average Assets (1)	2.4%	2.5%	3.3%	-4.8%	-27.0%
Return on Average Shareholders’ Equity	25.0%	23.0%	27.8%	8.8%	-9.9%
Net fee Income as a % of Recurrent Operating Income	36.8%	33.9%	32.8%	8.4%	12.2%
Net fee Income as a % of Administrative Expenses	64.1%	57.2%	56.1%	12.0%	14.3%
Adm. Expenses as a % of Recurrent Operating Income (2)	57.4%	59.3%	58.5%	-3.2%	-1.8%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

The significant increase in the private sector loan portfolio is reflected in higher interest income, generating an increase in net financial income of 12.0% and 42.1% compared to the previous quarter and the same quarter of 2010, respectively.

Income from public and private bonds includes non-recurring income originated by variations of their valuation. In the analyzed periods such results registered a loss of approximately AR$ 70 million for the quarters.

Income related to foreign currency exchange showed an improvement over the previous quarter and the same quarter of 2010.

(in thousands of pesos except percentages)

	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Net financial income	523,108	503,113	433,300	4.0%	20.7%
Net income from financial intermediation	301,928	269,578	212,506	12.0%	42.1%
CER adjustment	30,980	28,411	36,049	9.0%	-14.1%
Income from securities and short term investments	65,648	101,780	76,434	n/a	n/a
Interest on Government guaranteed loans	12,919	12,211	21,479	5.8%	-39.9%
Foreign exchange difference	54,564	45,952	41,939	18.7%	30.1%
Others	57,069	45,181	44,893	26.3%	27.1%

Income from Public and Private Securities

Beginning on March 1, 2011, according to Central Bank Communication A 5180, the presentation criteria on which public assets were registered changed, rendering the “available for sale” category no longer valid, consequently, the unrealized valuation difference generated by such portfolio was recorded in the income statement.

In the analyzed periods, the results includes the losses originated by the decrease in valuations for an amount of approximately AR$ 70 million per quarter.

It is important to highlight that the first quarter of 2011 registered a gain of AR$ 37 million from the sale of public bonds, whereas during the second quarter lower income from bills and notes issued by the Central Bank, was recorded due to decreased holdings. The same occurred compared with the second quarter of 2010.

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Income from securities and short-term investments	65,648	101,780	76,434	n/a	n/a
Holdings booked at fair value	(4,985)	10,020	—	n/a	n/a
Holdings booked at amortized cost	—		—	0.0%	—
Trading account	—	—	6,527	0.0%	-100.0%
Available for sale	—	—	(12,317)	—	n/a
Bills and Notes from the Central Bank	70,159	92,640	78,629	-24.3%	-10.8%
Other fixed income securities	474	(880)	3,595	-153.9%	-86.8%
CER adjustment	31,022	28,458	36,115	9.0%	-14.1%
CER adjustment	31,022	28,458	36,115	9.0%	-14.1%

Net Income from Services

Net income from services increased 12.9% during the second quarter of 2011 and 37.6% compared to the same quarter of 2010.

The increased activity in credit lending, as a result of increased consumption was reflected in higher credit card fees and insurance compared to the previous quarter. Additionally, service charge expenses also grew as a result of promotions associated with credit and debit card purchases.

During the month of May, specific fees were registered attributed capital markets and securities advisory services.

Compared to the second quarter of 2010, the variations are mainly due to growth in the same segments in addition to higher fees related to foreign trade and currency exchange.

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Net income from services	343,160	303,827	249,349	12.9%	37.6%
Service charge income	462,569	412,779	346,623	12.1%	33.5%
Service charges on deposits accounts	115,638	107,478	90,719	7.6%	27.5%
Credit cards and operations	150,386	138,790	112,356	8.4%	33.8%
Insurance	45,044	37,736	29,337	19.4%	53.5%
Capital markets and securities activities	6,495	2,479	3,891	162.0%	66.9%
Fees related to foreign trade	20,330	17,334	15,427	17.3%	31.8%
Other fees	124,677	108,962	94,893	14.4%	31.4%
Services Charge expense	(119,409)	(108,952)	(97,274)	9.6%	22.8%

Administrative Expenses

Administrative expenses did not registered a significant variation compared to the previous quarter, and increased 20.5% compared to the second quarter of 2010.

As of March 31, 2011, personnel expenses included provisions associated with the increase in salaries and social security expenses. Such increase results to be remunerative beginning on May 2011, so the quarter registered a decrease of 7.1%. Compared to the same quarter of 2010 it grew 14.2%.

Growth in general expenses compared to the previous quarter was mainly due to:

- An increase in advertising and promotion expenses, due to the “Préstamo Simple” campaign launched during the quarter and of

- Higher taxes generated by:

a. higher bank transactions tax related to the payment of cash dividends –for fiscal year 2010.

b. the payment of stamp taxes related with the Consolidar Retiro’ Share Purchase Agreement.

Similarly, general expenses also increased compared to the second quarter of 2010, mainly due to increases in:

•	taxes,

•	organization and development expenses

•	amortizations, related to higher expenses associated with changing the branch offices image.

As of June 30, 2011, the Bank and its subsidiaries (except the Consolidar Group) had 4,629 employees. The branch’ office network totaled 267 offices, including 240 consumer branch offices and 27 branch offices specializing in the middle-market segment. The corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 15 in-company branches, 4 branch offices for large corporate and institutional clients and 2 points of sale, 650 ATM’s and 690 quick deposit boxes (QDBs).

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Administrative expenses	(535,616)	(531,176)	(444,672)	0.8%	20.5%
Personnel expenses	(295,747)	(318,247)	(258,922)	-7.1%	14.2%
Electricity and Communications	(9,941)	(10,131)	(8,505)	-1.9%	16.9%
Advertising and Promotion	(29,830)	(24,295)	(27,489)	22.8%	8.5%
Honoraries	(8,814)	(8,399)	(9,326)	4.9%	-5.5%
Taxes	(49,861)	(36,891)	(33,619)	35.2%	48.3%
Organization and development expenses	(6,930)	(6,593)	(5,433)	5.1%	27.6%
Amortizations	(15,844)	(15,024)	(14,025)	5.5%	13.0%
Other	(118,649)	(111,596)	(87,353)	6.3%	35.8%

Other Income / Expenses

Other income/expenses totaled a gain of AR$ 22.2 million during the second quarter of 2011, mainly due to recovered credits, partially offset by provisions for other contingencies.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the second quarter of 2011, a gain of AR$ 38.5 million was recorded, mainly due to BBVA Frances’ stake in the Consolidar Group, including the proceeds form the sale of Consolidar Seguros de Retiro S.A.

Balance and activity

Total Public Sector Exposure

According to Central Bank Communication “A 5180”, dated March 1, 2011, the presentation criteria for public bonds and Central Bank instruments was modified.

In line with the new regulation, holdings recorded in the available for sale category were reclassified in holdings booked at fair value and in central bank instruments line items.

Exposure to the public sector’s National treasury showed no significant variations compared to the previous quarter.

The Bank’s portfolio of Central Bank bills and notes decreased 30.9% during the second quarter of 2011; but increased 13.3% compared to the second quarter of 2010.

As of June 30, 2011, public sector national treasure assets represented 8.3% of the Bank’s total assets. Total exposure to BCRA bills and notes net of holdings linked to reverse repo transactions, represented 6.1% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, as well as, the BCRA bills and notes.

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Holdings	4,817,151	6,231,949	4,468,302	-22.7%	7.8%
Holdings booked at fair value	2,424,085	2,319,927	—	4.5%	—
Holdings booked at amortized cost	170	181	—	-6.1%	—
Central Bank instruments	2,376,293	3,811,397	2,012,301	-37.7%	18.1%
Trading	—	—	4,016	—	-100.0%
Unlisted Goverment Securities	—	—	1,881,323	—	-100.0%
Available for Sale	—	—	853,420	—	-100.0%
Other fixed income securities	16,793	100,634	142,186	-83.3%	-88.2%
Allowances	(190)	(190)	(424,944)	0.0%	-100.0%
Repurchase Agreements	(371,936)	(910,591)	(243,107)	-59.2%	53.0%
Trading (Reverse repo)	(371,936)	910,591	(243,107)	-140.8%	53.0%
Trading (Reverse repo)	—	—	—	—	—
Net Position	4,445,215	5,321,358	4,225,305	-16.5%	5.2%
Holdings at fair value through profit or loss	2,424,085	2,319,927	—	4.5%	—
Holdings at amortized cost	170	181	—	-6.1%	—
Central Bank instruments	2,004,357	2,900,806	1,769,194	-30.9%	13.3%
Trading	—	—	4,126	—	-100.0%
Unlisted Goverment Securities	—	—	1,881,323	—	-100.0%
Available for Sale	—	—	853,420	—	-100.0%
Other fixed income securities	16,793	100,634	142,186	-83.3%	-88.2%
Allowances	(190)	(190)	(424,944)	0.0%	-100.0%

Loan Portfolio

As of June 30, 2011, the private sector loan portfolio totaled AR$ 18,4 billion, an increase of AR$ 2,1 billion or 12.5% compared to the previous quarter and of AR$ 6,7 billion or 57.7% compared to the second quarter of 2010.

During the second quarter of 2011, all segments maintained the growth rate of the previous quarters, showing an excellent performance. The small and medium-sized companies’ portfolio increased AR$ 475 million (12%), the large corporations segment increased AR$ 627 million (11%), and the retail segment increased $ 826.4 million (12%).

Growth in consumption was driven by the increase in personal loans, credit cards and car loans. In the corporate segment, the increase was due to higher financial loans and advances. In the middle market segment, growth is a result of an increase in discounted and purchased notes as well as loans that financed foreign trade operations and leasing.

Compared to the second quarter of 2010, the significant economic growth was reflected in the expansion recorded by the private loan portfolio, mainly as a consequence of the excellent performance of loans to individuals and to businesses. The middle market segment increased AR$ 1.9 billion (72%); the corporate segment increased AR$

2.1 billion (49%) and the retail segment increased AR$ 2.7

billion (37%).

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Private & Financial sector loans	18,386,111	16,350,242	11,658,516	12.5%	57.7%
Advances	2,884,498	2,478,445	1,929,809	16.4%	49.5%
Discounted and purchased notes	2,452,570	2,143,170	1,383,903	14.4%	77.2%
Consumer Mortgages	844,538	838,860	823,903	0.7%	2.5%
Car secured loans	1,171,505	992,688	580,180	18.0%	101.9%
Personal loans	3,014,398	2,678,376	1,995,985	12.5%	51.0%
Credit cards	2,877,488	2,582,693	1,787,499	11.4%	61.0%
Loans to financial sector	688,227	556,446	336,462	23.7%	104.5%
Other loans	4,638,296	4,306,045	2,993,753	7.7%	54.9%
Unaccrued interest	(34,275)	(29,886)	(17,680)	14.7%	93.9%
Adjustment and accrued interest & exchange differences receivable	240,686	223,319	171,163	7.8%	40.6%
Less: Allowance for loan losses	(391,820)	(419,914)	(326,461)	-6.7%	20.0%
Loans to public sector	121,492	207,587	262,144	-41.5%	-53.7%
Loans to public sector	41,509	72,004	89,178	-42.4%	-53.5%
Adjustment and accrued interest & exchange differences receivable	79,983	135,583	172,966	-41.0%	-53.8%
Net total loans	18,507,603	16,557,829	11,920,660	11.8%	55.3%

Asset Quality

BBVA Francés maintained the best ratios in asset quality and coverage in the Argentine financial market, reflecting the effectiveness of the risk policy implemented by the Bank.

In line with this performance and as a result of the Bank’s periodic monitoring of the portfolio’ performance and types of financing, it modified its allowances’ policy during the quarter to adapt it to the default and expected loss estimates.

As of June 30, 2011, the Bank’ asset quality ratio (non-performing loans over total loans) was 0.49%, while its coverage ratio (provisions over of non-performing loans) reached 426.6%.

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Non-performing loans (1)	91,842	87,006	85,743	5.6%	7.1%
Allowance for loan losses	(391,820)	(419,914)	(326,461)	-6.7%	20.0%
Non-performing loans/net total loans	0.49%	0.51%	0.70%	-5.2%	-30.6%
Non-performing private loans/net private loans	0.49%	0.52%	0.72%	-5.7%	-31.6%
Allowance for loan losses/non-performing loans	426.62%	482.63%	380.74%	-11.6%	12.1%
Allowance for loan losses/net total loans	2.07%	2.47%	2.67%	-16.2%	-22.2%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under Other Receivables from financial intermediation.

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Balance at the beginning of the quarter	425,077	401,202	342,080	6.0%	24.3%
Increase / decrease	(8,621)	41,576	39,013	-120.7%	-122.1%
Provision increase / decrease - Exchange rate difference	621	727	352	-14.6%	-76.4%
Decrease	(21,017)	(18,428)	(49,279)	14.0%	-57.4%
Balance at the end of the quarter	396,060	425,077	332,166	-6.8%	19.2%

Deposits

As of June 30, 2011, total deposits reached AR$ 26.2 billion, an increase of 8.5% and 29.9% compared with the previous quarter and to the first quarter of 2010, respectively.

During the first quarter of the year, both, sight deposits and time deposits registered growth, increasing 10.2% and 5.4%, respectively.

Compared with the same quarter in 2010, sight and time deposits grew 27.9% and 32.5%, respectively.

In terms of currency, deposits denominated in pesos, grew 8.9% in the second quarter of 2011 and 39.1% in the last twelve months. Meanwhile,, recurring deposits denominated in foreign currency increased 8.9% during the quarter ended June 30, 2011, and 27.1% in the last twelve months.

By the end of June 30, 2011, deposits denominated in foreign currency reached AR$ 5.6 billion (equivalent to US$ 1.4 billion), representing 21.4% of the Bank’s total deposits, maintaining a similar level to that of the previous quarter.

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Total deposits	26,107,143	24,057,124	20,074,163	8.5%	30.1%
Current accounts	6,206,011	5,915,584	5,326,898	4.9%	16.5%
Peso denominated	6,199,094	5,824,017	4,386,415	6.4%	41.3%
Foreign currency	6,917	91,567	940,483	-92.4%	-99.3%
Saving accounts	8,831,035	7,729,326	6,434,047	14.3%	37.3%
Peso denominated	5,349,607	4,620,858	3,957,845	15.8%	35.2%
Foreign currency	3,481,428	3,108,468	2,476,202	12.0%	40.6%
Time deposits	10,450,636	9,917,304	7,888,285	5.4%	32.5%
Peso denominated	8,588,008	8,117,657	6,131,771	5.8%	40.1%
CER adjusted time deposits	721	642	748	12.3%	-3.6%
Foreign currency	1,861,907	1,799,005	1,755,766	3.5%	6.0%
Investment Accounts	83,107	65,504	73,518	26.9%	13.0%
Peso denominated	83,107	65,504	73,518	26.9%	13.0%
Other	536,354	429,406	351,415	24.9%	52.6%
Peso denominated	304,018	219,340	200,058	38.6%	52.0%
Foreign currency	232,336	210,066	151,357	10.6%	53.5%
Rescheduled deposits + CEDROS (*)	45,027	46,742	57,753	-3.7%	-22.0%
Peso denominated	45,027	46,742	57,753	-3.7%	-22.0%
Total deposits + Rescheduled deposits & CEDROS	26,152,170	24,103,866	20,131,916	8.5%	29.9%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

As of June 30, 2011, other funding sources totaled AR$ 539.8 million, an increase of 32.0% compared with the previous quarter, mostly due to the growth in dollar funding lines, intended to finance foreign trade operations.

In November 2010, PSA Finance issued Series 1 and 2 Notes for AR$ 50 billion and 20 billion, respectively. Both series were fully subscribed and the proceeds were allocated to the cancellation of short term debt taken by the company.

46% of the balances shown in the table below were denominated in foreign-currency by the end of June 2011.

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Lines from other banks	479,784	338,884	83,524	41.6%	474.4%
Senior Bonds	60,000	70,000	—	-14.3%	—
Other banking liabilities	539,784	408,884	83,524	32.0%	546.3%
Subordinated Debt	—	—	—	—	—
Total other funding sources	539,784	408,884	83,524	32.0%	546.3%

Capitalization

As of June 30, 2011, the Bank’s total shareholder’s equity totaled AR$ 3.3 billion; representing an excess of AR$ 1.1 billion over the BCRA capital requirements. On the same date, the capital ratio reached 14.7% of assets adjusted to risk.

During the second quarter, the Bank paid its shareholders a cash dividend of AR$ 804 million.

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Capital Stock	536,361	536,361	536,361	0.0%	0.0%
Issuance premiums	175,132	175,132	175,132	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,024,472	1,024,472	1,024,472	0.0%	0.0%
Reserves on Profits	1,042,021	1,042,021	802,385	0.0%	29.9%
Unappropriated retained earnings	1,180,777	983,773	996,795	20.0%	18.5%
Unrealized valuation difference	—	—	(42,096)	—	-100.0%
Total stockholders’equity	3,247,270	3,050,266	2,781,556	6.5%	16.7%

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Central Bank Minimum Capital Requirements	2,302,436	2,363,378	1,887,104	-2.6%	22.0%
Central Bank Minimum Capital Requirements (a, b)	2,075,779	2,132,719	1,684,259	-2.7%	23.2%
Market Risk	130,972	137,420	118,632	-4.7%	10.4%
Increase in capital requirements related to custody	95,685	93,239	84,213	2.6%	13.6%
a) Central Bank Minimum Capital Requirements	2,075,779	2,132,719	1,626,445	-2.7%	27.6%
Allocated to Asset at Risk	1,539,969	1,477,894	1,063,096	4.2%	44.9%
Allocated to Immobilized Assets	106,644	104,103	89,201	2.4%	19.6%
Interest Rate Risk	251,499	259,882	208,821	-3.2%	20.4%
Loans to Public Sector and Securities in Investment	177,667	290,840	265,327	-38.9%	-33.0%
Non Compliance of Other Credit Regulations	—	—	—	—	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	400,000	400,000	1,684,259	0.0%	-76.3%
5% of the securities in custody and book-entry notes	400,000	400,000	1,684,259	0.0%	-76.3%
Bank Capital Calculated under Central Bank Rules	3,314,189	3,232,706	2,962,644	2.5%	11.9%
Core Capital	2,854,784	2,854,784	2,460,605	0.0%	16.0%
Minority Interest	143,963	270,151	291,534	-46.7%	-50.6%
Supplemental Capital	398,699	191,556	284,832	108.1%	40.0%
Deductions	(83,257)	(83,785)	(74,327)	-0.6%	12.0%
Excess over Required Capital	1,011,753	869,328	1,075,540	16.4%	-5.9%
Capital Ratio (Central Bank rules)	14.7%	14.0%	16.9%	5.3%	-13.1%
Excess over Required Capital as a % of Shareholders’ Equity	31.2%	28.5%	38.7%	9.3%	-19.4%

Additional Information

(in thousands of pesos except percentages)
	Quarter ended			Δ% quarter ended 06/30/11 vs quarter ended
	06-30-11	03-31-11	06-30-10	03-31-11	06-30-10
Exchange rate	4.11	4.05	3.93	1.5%	4.6%
Quarterly CER adjustment	2.43%	2.32%	2.85%	4.8%	-14.6%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss second quarter earnings will be held on Thursday, August 11th, 2011, at 12:00 PM New York time – 13.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 713 3589 within the U.S. or +1 (913) 312 1453 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 6424536

Internet

This press release is also available in BBVA Francés web site:

www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 ext. 11622

vbories@bbvafrances.com.ar

Cecilia Acuña

Investor Relations

(5411) 4341-5036

cecilia.acuna@bbvafrances.com.ar

Paula Bennati

Investor Relations

(5411) 4348-0000 ext. 25917

paula.bennati@bbvafrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	06-30-11	03-31-11	12-31-10	06-30-10
Cash and due from banks	6,973,953	5,995,772	5,690,995	6,368,283
Government and Private Securities	4,815,348	6,150,033	5,537,796	4,331,768
Holdings booked at fair value	2,424,085	2,319,927	—	—
Holdings booked at amortized cost	170	181	—	—
Trading account (listed securities)	—	—	4,813	4,127
Available for sale	—	—	1,228,297	853,420
Reverse repo w/Central Bank	—	—	—	243,107
Unlisted	—	—	2,055,451	1,881,323
Listed Private Securities	14,990	18,718	13,398	5,542
Bills and Notes from the Central Bank	2,376,293	3,811,397	2,236,026	1,769,193
Less: Allowances	(190)	(190)	(189)	(424,944)
Loans	18,507,603	16,557,829	15,389,134	11,920,660
Loans to the private & financial sector	18,386,111	16,350,242	15,191,356	11,658,516
Advances	2,884,498	2,478,445	2,366,957	1,929,809
Discounted and purchased notes	2,452,570	2,143,170	2,086,979	1,383,903
Secured with mortgages	844,538	838,860	840,841	823,903
Car secured loans	1,171,505	992,688	831,981	580,180
Personal loans	3,014,398	2,678,376	2,473,299	1,995,985
Credit cards	2,877,488	2,582,693	2,457,922	1,787,499
Loans to financial sector	688,227	556,446	517,193	336,462
Other loans	4,638,296	4,306,045	3,817,382	2,993,753
Less: Unaccrued interest	(34,275)	(29,886)	(28,292)	(17,680)
Plus: Interest & FX differences receivable	240,686	223,319	223,321	171,163
Less: Allowance for loan losses	(391,820)	(419,914)	(396,227)	(326,461)
Public Sector loans	121,492	207,587	197,778	262,144
Principal	41,509	72,004	67,317	89,178
Plus: Interest & FX differences receivable	79,983	135,583	130,461	172,966
Other banking receivables	874,172	1,597,922	997,607	1,052,529
Repurchase agreements	334,826	820,451	—	218,677
Unlisted private securities	1,684	81,797	78,688	94,397
Unlisted Private securities: Trustees	119	119	119	42,247
Other banking receivables	541,783	700,718	923,775	702,913
Less: provisions	(4,240)	(5,163)	(4,975)	(5,705)
Investments in other companies	127,447	347,700	311,089	410,977
Intangible assets	76,303	74,255	63,700	65,231
Organization and development charges	76,303	74,255	63,700	65,231
Other assets	1,659,409	1,491,719	1,407,938	1,123,039
Total Assets	33,034,235	32,215,230	29,398,259	25,272,487
Deposits	26,152,170	24,103,866	22,523,153	20,131,916
Current accounts	6,206,011	5,915,584	5,184,414	5,326,898
Saving accounts	8,831,035	7,729,326	7,533,437	6,434,047
Time deposits	10,450,636	9,917,304	9,333,132	7,888,285
Investment Accounts	83,107	65,504	80,904	73,518
Rescheduled deposits CEDROS	45,027	46,742	48,351	57,753
Other deposits	536,354	429,406	342,915	351,415
Other banking Liabilities	2,517,333	3,103,492	1,989,427	1,569,324
Other provisions	354,527	324,534	325,932	346,209
Other contingencies	354,089	324,103	325,494	345,774
Guarantees	438	431	438	435
Other liabilities	700,043	1,560,280	743,816	383,056
Minority interest	62,892	72,792	69,016	60,426
Total Liabilities	29,786,965	29,164,964	25,651,344	22,490,931
Total Stockholders´ equity	3,247,270	3,050,266	3,746,915	2,781,556
Total liabilities + stockholders’ equity	33,034,235	32,215,230	29,398,259	25,272,487

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	06-30-11	03-31-11	12-31-10	06-30-10
Financial income	803,607	756,372	975,221	610,298
Interest on Cash and Due from Banks	1	—	—	—
Interest on Loans Granted to the Financial Sector	26,529	21,016	17,988	15,275
Interest on Overdraft	88,666	83,936	85,450	71,999
Interest on Discounted and purchased notes	62,145	55,995	51,437	38,005
Interest on Mortgages	30,119	29,817	29,080	27,080
Interest on Car Secured Loans	41,132	34,708	30,910	24,221
Interest on Credit Card Loans	84,215	76,178	66,096	50,436
Interest on Other Loans	241,830	215,701	203,277	165,977
From Other Banking receivables	7,775	5,165	4,528	445
Interest on Government Guaranteed Loans Decree 1387/01	12,919	12,211	16,910	21,479
Income from Securities and Short Term Investments	65,648	101,780	361,066	76,434
Net Income from options	(552)	639	2,271	(395)
CER	31,022	28,458	27,943	36,115
Foreign exchange difference	54,564	45,952	38,719	41,939
Other	57,594	44,816	39,546	41,288
Financial expenses	(280,499)	(253,259)	(236,184)	(176,998)
Interest on Current Account Deposits	(3)	—	(6)	(1,332)
Interest on Saving Account Deposits	(2,114)	(1,902)	(1,758)	(1,529)
Interest on Time Deposits	(219,572)	(196,183)	(172,867)	(142,790)
Interest on Other Banking Liabilities	(10,728)	(8,938)	(7,276)	(2,195)
Other interests (includes Central Bank)	(332)	(1,592)	(3,726)	(630)
CER	(42)	(47)	(47)	(66)
Bank Deposit Guarantee Insurance system mandatory contributions	(10,594)	(9,878)	(9,778)	(8,262)
Mandatory contributions and taxes on interest income	(37,141)	(34,445)	(32,992)	(24,194)
Other	27	(274)	(7,734)	4,000
Net financial income	523,108	503,113	739,037	433,300
Provision for loan losses	8,621	(41,576)	(64,287)	(39,013)
Income from services, net of other operating expenses	343,160	303,827	290,356	249,349
Administrative expenses	(535,616)	(531,176)	(505,310)	(444,672)
Income (loss) from equity investments	38,459	38,820	16,187	16,293
Net Other income	22,177	8,203	7,634	(16,931)
Income (loss) from minority interest	(4,358)	(3,776)	(4,997)	(3,546)
Income before tax	395,551	277,435	478,620	194,780
Income tax	(198,547)	(81,953)	(80,748)	8,593
Net income	197,004	195,482	397,872	203,373

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	06-30-11	03-31-11	12-31-10	06-30-10
Cash and due from banks	6,974,023	6,011,204	5,691,806	6,567,669
Government Securities	4,821,760	8,168,268	7,495,382	6,259,700
Loans	18,507,603	17,881,171	16,699,852	13,111,785
Other Banking Receivables	874,172	1,660,234	1,043,859	1,083,813
Assets Subject to Financial Leasing	671,094	603,029	534,457	312,124
Investments in other companies	113,001	114,448	110,138	102,267
Other assets	1,081,111	1,029,785	1,004,752	913,272
Total Assets	33,042,764	35,468,139	32,580,246	28,350,630
Deposits	26,066,775	24,036,159	22,461,307	20,094,322
Other banking liabilities	2,517,333	3,129,587	1,992,801	1,582,024
Minority interest	75,253	197,250	179,192	226,991
Other liabilities	1,136,133	5,054,877	4,200,031	3,665,737
Total Liabilities	29,795,494	32,417,873	28,833,331	25,569,074
Total Stockholders´Equity	3,247,270	3,050,266	3,746,915	2,781,556
Stockholders´Equity + Liabilities	33,042,764	35,468,139	32,580,246	28,350,630

Net Income

	06-30-11	03-31-11	12-31-10	06-30-10
Net Financial Income	378,530	653,263	889,587	556,621
Provision for loan losses	8,621	(41,576)	(64,287)	(39,013)
Net Income from Services	343,225	303,762	289,922	249,319
Administrative expenses	(544,513)	(551,165)	(514,440)	(445,318)
Net Other Income	193,515	(68,523)	(80,768)	(115,012)
Income Before Tax	379,378	295,761	520,014	206,597
Income Tax	(198,825)	(82,222)	(109,859)	7,111
Net income	180,553	213,539	410,155	213,708
Minoritary Interest	16,451	(18,057)	(12,283)	(10,335)
Net income for Quarter	197,004	195,482	397,872	203,373